

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 4, 2012

Via E-mail
Mr. Andrew L. Krawitt
Principal Financial Officer
Crane Co.
100 First Stamford Place
Stamford, CT 06902

      RE: **Crane Co.**
               Form 10-K for the Year ended December 31, 2011
               Filed February 27, 2012
               File No. 1-1657

Dear Mr. Krawitt:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Rufus Decker

               Rufus Decker
               Accounting Branch Chief